Clear Street LLC

SEC # 8-69972
CRD # 288933

Consolidated Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

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SEC FILE NUMBER
8-69972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Clear Street LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 Greenwich Street 45th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Oliveira	(732) 997-9158	boliveira@clearstreet.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Oliveira _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clear Street LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Daniel Ellison
Commissioner of Deeds, City of New York
No. 1-10197
Cert. Filed in New York County
Commision Expires May 1, 2026
The UPS Store 82 Nassau St NY, NY 10038

Signature: _____

Title: Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2024

Contents



Ernst & Young, LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Member of Clear Street LLC and the Board of Directors of Clear Street Group Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Clear Street LLC (the Company) as of December 31, 2024 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

March 21, 2025

Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2024
(amounts in thousands)

Assets

Cash and cash equivalents	$	209,195
Cash segregated under federal and other regulations		183,081
Securities purchased under agreements to resell		23,106,957
Securities borrowed		11,475,515
Financial instruments owned, at fair value		6,184,444
Receivable from broker-dealers and clearing organizations		3,593,263
Securities received as collateral		3,471,261
Receivable from customers		768,923
Other assets		18,222
Total Assets	$	**49,010,861**

Liabilities and Equity
Liabilities

Securities sold under agreements to repurchase	$	23,155,357
Securities loaned		14,805,880
Financial instruments sold, not yet purchased, at fair value		4,193,498
Obligation to return securities received as collateral		3,471,261
Payable to customers		2,463,496
Payable to broker-dealers and clearing organizations		152,793
Accounts payable and accrued liabilities		49,858
Total liabilities		48,292,143

Equity

Member's equity		718,718
Total Liabilities and Equity	$	**49,010,861**

See accompanying Notes to the Consolidated Statement of Financial Condition.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

1. Organization and Description of Business

Clear Street LLC ("Company") is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC ("Holdings"). As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"), the Municipal Securities Rulemaking Board ("MSRB") the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ("NASDAQ") among others. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Company ("FICC"), the Government Securities Clearing Corporation ("GSCC") and the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization related to its broker-dealer business is FINRA.

The Company is also a registered futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). As of December 31,2024, the Company is a member of various clearing organizations and exchanges in the U.S. and abroad. Its FCM is primarily and substantially in the business of clearing regulated exchange-traded derivative contracts. The Company's designated self-regulatory organization related to its FCM business is the CME Group.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 of the Securities Exchange Act of 1934, *Computation for Determination of Reserve Requirements* ("SEC Rule 15c3-3"), pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing and execution services, investment banking, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as to direct customers and correspondents. As a registered FCM, the Company is also subject to the customer segregation provisions under Regulation 1.20 sections 4d(a) an d4d(b) and Regulation 30.7 section 4(b) of the Commodity Exchange Act. These require the Company to compute separate customer segregation and secured statements, as applicable, where assets in cash and other assets are segregated into separate accounts exclusively for the benefits of those customers.

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including agency transactions, collateralized financing, investment banking, research and principal transactions. The Company has identified the Board of Directors of Clear Street Group, Inc, the parent entity of Holdings, as its chief operating decision maker ("CODM"). Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

reportable segment, because the CODM manages the business activities using information of the Company together with information of other components of the consolidated group as a whole, on the same basis as included in this Consolidated Statement of Financial Condition.

Discontinued operations

Until March 31, 2024, the Company was the sole member of Clear Street Markets LLC ("Markets"). Markets is a proprietary trading firm and broker-dealer registered with the SEC and maintains memberships at principal United States exchanges. Effective March 31, 2024, Markets was distributed to Holdings. An affiliated entity under common control with the Company (the "Buyer") then acquired 100% of the common membership interest in Markets in exchange for the Buyer's membership interest in Holdings in a cashless transaction. At March 31, 2024, Markets had net assets of $50.3 million.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company, and until March 31, 2024, the accounts of Clear Street Markets LLC.. The Consolidated Statement of Financial Condition has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). All material intercompany balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition is presented in U.S. dollars.

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Recently Adopted Accounting Pronouncements

In June 2022, the FASB issued ASU No. 2022-03 ("ASU 2022-03"), Fair Value measurement (Topic 820), *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.* ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The ASU also introduces new disclosure requirements which provide information about the restriction including the nature and remaining duration of the restriction. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted this ASU as of January 1, 2024. The adoption had no material impact on the Company's Consolidated Statement of Financial Condition and related disclosures.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less when purchased. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. At December 31, 2024, the Company had no cash equivalents.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Collateralized Agreements

The Company enters into collateralized financing transactions in its normal course of business, primarily to acquire securities to accommodate counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. The Company's collateralized financing transactions include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities lending and borrowing transactions. Additionally, the Company receives securities as collateral in securities-for-securities transactions.

Where the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, collateralized agreements are presented on a net-by-counterparty basis on the Consolidated Statement of Financial Condition.

Resale and Repurchase Agreements

The resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy to take possession of collateral under resale agreements. In the same manner, the Company provides securities to its external counterparties to collateralize repurchase agreements. These agreements are collateralized with U.S. treasury and federal agency securities, corporate bonds, and mortgage-backed securities with a fair value equal to or in excess of the principal amount loaned. The fair value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. Counterparties are principally primary dealers of U.S. government debt securities and financial institutions. At December 31, 2024, the Company held $8.6 million of qualified securities for the benefit of customers in a segregated account pursuant to SEC Rule 15c3-3.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received, plus accrued interest, which approximates fair value. In connection with these transactions, the Company receives or delivers collateral, which comprises cash or securities. In accordance with substantially all its stock borrowed agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. As part of the Company's risk management practices, the initial cash collateral advanced or received generally is greater than the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned and delivers or obtains additional collateral as appropriate. Securities borrowed and securities loaned with the same counterparty are not offset on the Consolidated Statement of Financial Condition.

The Company acts as a lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in Securities received as collateral with a corresponding Obligation to return securities received in the same amount on the Consolidated Statement of Financial Condition.

Receivable from/Payable to Broker-dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily include cash and cash equivalents deposited with clearing organizations, securities failed to deliver, amounts due from broker-dealers, amounts due from clearing organizations, and receivables under resale agreements. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased or if they are segregated in accordance with regulations for the benefits of the Company's customers. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due to clearing organizations, securities failed to receive, amounts due to broker-dealers, and payables under resale agreements.

Securities, primarily U.S government obligations owned by the Company's customers and held by the Company as collateral or as margin, and the fair value of customers' option positions are not reflected on the Consolidated Statement of Financial Condition. At December 31, 2024, the Company held customer securities of $0.2 million and net customer short option value of ($0.2) million.

Receivable from/Payable to Customers

Receivables from and payables to customers include amounts due or held on cash and margin transactions. The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by the securities in the customer's account. Collateral is maintained

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

at required levels or above at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to trading activities, and include listed and other equity securities, as well as listed equity options.

The Company records Financial instruments owned, and Financial instruments sold, not yet purchased, at fair value.

At December 31, 2024, included in Financial instruments owned were U.S. treasury securities which were segregated under rule 1.20 of the Commodity Exchange Act and held at banks ($181.7 million) and clearing organizations ($250.0 million).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

The Company categorizes its financial instruments into a three-level hierarchy which prioritizes observable inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation, based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value

measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2024, there were no transfers into or out of level 3.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include listed equity options. Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time.

The fair values of exchange-traded derivatives are based on quoted market prices. Refer to Note 6, *Derivative Instruments,* for further information related to the Company's derivative holdings.

Exchange Memberships

Exchange memberships include ownership interests in the exchanges that entitle the Company to certain trading privileges ("Exchange Memberships"). Exchange Memberships are initially recorded at cost, and subsequently at cost less impairment. The Company reviews the carrying value compared to the fair value of Exchange Memberships on an annual basis to determine whether an impairment has occurred and on an interim basis when certain events occur, or certain circumstances exist. The Company's Exchange Memberships are recorded in Other assets on the Consolidated Statement of Financial Condition. At December 31, 2024, management concluded that no impairment had occurred on any such Exchange Memberships.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year.

Income Taxes

The Company is a single-member limited liability company (LLC) and is treated as a disregarded entity for federal tax purposes and, as such, is not subject to income taxes in federal, state and local jurisdictions. Instead, income, deductions, and credits are passed through and included by its single member on its tax return. Therefore, no provision for income taxes is made in this Consolidated Statement of Financial Condition.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

The Company is also subject to state franchise taxes and local taxes, which are based on its operations rather than income.

3. Cash Segregated Under Federal and Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC and the CFTC to segregate or set aside cash and qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

At December 31, 2024, included in Cash segregated under federal or other regulations on the Consolidated Statement of Financial Condition was $175.8 million which has been segregated in a special reserve account for the exclusive benefit of the Company's customers and $1.2 million in a special reserve account for the exclusive benefit of Broker Dealers under SEC Rule 15c3-3. In addition, $6.1 million has been segregated and secured under rule 1.20 of the Commodity Exchange Act.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations consisted of the following at December 31, 2024 (in thousands):

Assets

Due from broker dealers	$	2,882,414
Due from clearing organizations		641,997
Securities failed to deliver		30,165
Receivable under resale agreements		38,687
Total receivable from broker-dealer and clearing organizations	$	3,593,263

Liabilities

Due to broker dealers	$	22,595
Due to clearing organizations		29,291
Securities failed to receive		29,390
Payable under resale agreements		69,917
Unsettled trades with clearing organizations		1,600
Total payable to broker-dealers and clearing organizations	$	152,793

5. Fair Value Hierarchy

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2,

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Significant Accounting Policies. Exchange-traded equity securities and listed equity options are valued based on quoted prices from the primary exchanges as well as reported bid and offer quotes from parties trading the security, and are classified as Level 1 securities in the fair value hierarchy. Fair values for financial instruments other than those discussed above are estimated by the Company and are categorized as Level 2 or Level 3 in the fair value hierarchy. At December 31, 2024, the Company held no financial instruments whose fair values were categorized in Level 3.

Fair value measurements for financial instruments measured on a recurring basis are summarized below at December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial Instruments owned				
Equities	$ 5,069,076	$ 11,852	$ -	$ 5,080,928
Listed equity options	671,760	-	-	671,760
U.S. treasury securities	431,756	-	-	431,756
Securities received as collateral	3,471,261	-	-	3,471,261
Financial assets measured at fair value	$ 9,643,853	$ 11,852	$ -	$ 9,655,705
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 3,020	$ -	$ -	$ 3,020
Listed equity options	4,190,478	-	-	4,190,478
Obligation to return securities received as collateral	3,471,261	-	-	3,471,261
Financial liabilities measured at fair value	$ 7,664,759	$ -	$ -	$ 7,664,759

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Consolidated Statement of Financial Condition. The table excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value approximates fair value due to the relatively short-term nature of the underlying assets.

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2024 (in thousands):

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 209,195	$ 209,195	$ 209,195	$ -	$ -
Cash segregated under federal and other regulations	183,081	183,081	183,081	-	-
Securities purchased under agreements to resell	23,106,957	23,106,957	-	23,106,957	-
Securities borrowed	11,475,515	11,475,515	-	11,475,515	-
Receivable from broker-dealers and clearing organizations	3,593,263	3,593,263	-	3,593,263	-
Receivable from customers	768,923	768,923	-	768,923	-
Other financial assets	7,022	7,411	2,361	19	5,031
Total financial assets	$ 39,343,956	$ 39,344,345	$ 394,637	$ 38,944,677	$ 5,031
Liabilities					
Securities sold under agreements to repurchase	$ 23,155,357	$ 23,155,357	$ -	$ 23,155,357	$ -
Securities loaned	14,805,880	14,805,880	-	14,805,880	-
Payable to customers	2,463,496	2,463,496	-	2,463,496	-
Payable to broker-dealers and clearing organizations	152,793	152,793	-	152,793	-
Accounts payable and accrued liabilities	49,858	49,858	-	49,858	-
Total financial liabilities	$ 40,627,384	$ 40,627,384	$ -	$ 40,627,384	$ -

6. Derivative Instruments

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2024 (in thousands):

Derivative Assets	Financial Statement Caption	Fair Value	Notional Value
Listed equity options	Financial instruments owned, at fair value	$ 671,760	$ 27,832,772

Derivative Liabilities	Financial Statement Caption	Fair Value	Notional Value
Listed equity options	Financial instruments sold, not yet purchased, at fair value	$ 4,190,478	$ 27,851,414

7. Collateralized Transactions

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions, obtain securities for settlement, facilitate lending and borrowing needs of its counterparties, and meet customers' needs.

Although the Company only offsets collateralized transactions when the requirements of ASC 210-20, *Balance Sheet Offsetting*, are met, substantially all these transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

In the table below, the amounts of collateralized transactions that are offset in the Consolidated Statement of Financial Condition and netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments (in thousands).

Offsetting of Financial Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition	Net Amount
Securities purchased under agreements to resell	$ 32,458,706	$ (9,351,749)	$ 23,106,957	$ (23,051,463)	$ 55,494
Securities borrowed	11,475,515	-	11,475,515	(11,040,630)	434,885
Securities received as collateral	3,471,261	-	3,471,261	(3,471,261)	-
Total	$ 47,405,482	$ (9,351,749)	$ 38,053,733	$ (37,563,354)	$ 490,379
Offseting of Financial Liabilities					
Securities sold under agreements to repurchase	$ 32,507,106	$ (9,351,749)	$ 23,155,357	$ (23,070,738)	$ 84,619
Securities loaned	14,805,880	-	14,805,880	(14,225,695)	580,185
Obligation to return securities received as collateral	3,471,261	-	3,471,261	(3,471,261)	-
Total	$ 50,784,247	$ (9,351,749)	$ 41,432,498	$ (40,767,694)	$ 664,804

Under most collateralized financing agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into collateralized financing transactions to deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2024, substantially all of the securities received as collateral were delivered or repledged.

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2024 (in thousands):

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

| | Remaining contractual maturity of the agreements | | | | |
	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 25,284,648	$ 6,720,724	$ 403,848	$ 97,886	$ 32,507,106
Securities loaned	14,093,853	670,627	41,400	-	14,805,880
Obligation to return securities received as collateral	-	25,317	-	3,445,944	3,471,261
Total	$ 39,378,501	$ 7,416,668	$ 445,248	$ 3,543,830	$ 50,784,247

	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$ 24,594,242	$ 116,515	$ -	$ 24,710,757
Equities	-	14,476,567	3,471,261	17,947,828
Corporate debt securities	616,526	212,798	-	829,324
US Agency bonds and notes	7,296,338	-	-	7,296,338
Total	$ 32,507,106	$ 14,805,880	$ 3,471,261	$ 50,784,247

8. Borrowings

On December 4, 2020, the Company entered into a revolving credit agreement ("Committed Facility") with a consortium of banks which has been extended and amended annually. The Committed Facility was amended to $315.0 million in aggregate on December 2, 2023, $440.0 million in aggregate on November 12, 2024, and again to $515.0 million in aggregate on December 20, 2024. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A Loan is to be used to finance the purchase and settlement of securities, (ii) Borrowing Base B Loan is to be used to fund margin deposit with the National Securities Clearing Corporation, (iii) Borrowing Base C Loan is to fund and under certain circumstances, customer withdrawals, Borrowing Base D Loan includes borrowings to cover FICC MBS blackout periods, and (v) Borrowing Base E to fund margin at domestic Futures/Options clearinghouses. Outstanding borrowing balances under base A are collateralized by certain firm and client collateral available to the Company. The limits and interest rates for each of the Borrowing Bases is shown below (in thousands):

Borrowing Base	Prior limit	Current limit	Interest Rate
A	$ 315,000	$ 515,000	Base + 1.5%
B	$ 210,000	$ 386,250	Base + 2.5%
C	$ 210,000	$ 386,250	Base + 2.5%
D	$ 210,000	$ 386,250	Base + 2.0%
E	$ 210,000	$ 386,250	Base + 2.0%

In connection with the 2024 amendments to the Committed Facility the Company incurred issuance costs of $2.2 million which is being amortized over the term of the agreement. Included in Other assets at December 31, 2024, is $2.0 million representing the unamortized balance of these costs.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

As of December 31, 2024, the Company had an uncommitted credit agreement in place ("Uncommitted Facility"). The agreement was amended and extended on November 12, 2024, for a total maximum amount of $200.0 million, and consisted of three borrowing bases: (i) Borrowing Base A for Margin Loans used to finance the purchase and settlement of securities and for general working capital purposes at 1.5% plus the bank's overnight base rate, (ii) Borrowing Base B which is available up to $10.0 million of unsecured overnight loans at the bank's prime commercial rate as in effect on such day, and (iii) Borrowing base C which is available up to $150.0 (and up to $150.0 together with the overnight loans) for Clearinghouse Margin Loans used to finance NSCC deposit requirements and OCC excess margin deposits, at the bank's prime commercial rate as in effect on such day. Loans made under this facility are repayable on demand.

The Committed Facility and the Uncommitted Facility include unused commitment fees of 0.50% and 0.125% per annum, respectively, on the average daily unused portion of these facilities which are payable quarterly in arrears At December 31, 2024, the Company did not have any outstanding balances on the Committed Facility or the Uncommitted Facilities.

9. Financial Instruments, Off-Balance-Sheet Risk, and Certain Other Risks and Uncertainties

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to a customer, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes, clears, and settles customer transactions involving securities purchased and sold. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk if the collateral is not sufficient to cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to liquidate the collateral at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company conducts futures and options on futures contract transactions for its customers. The Company's customer commodities activities are transacted either on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. In the event margin deposits are not sufficient to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligation.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on the Consolidated Statement of Financial Condition at December 31, 2024 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024. In connection with its proprietary trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

The Company may enter into underwriting commitments and, as a result, be subject to market risk on any committed but unsold shares issued in the offerings. The Company controls its risk exposure by limiting its participation, limiting the transaction size or through a syndication process.

Credit Risk

The Company is engaged in various trading, brokerage and FCM clearing activities servicing a diverse group of entities. The Company's transactions are collateralized and are executed with and on behalf of primarily brokers-dealers, banks, pension plans, governments, mutual funds, hedge funds and other financial institutions. The Company is exposed to credit risk in the event a counterparty fails to meet its contractual obligations. Furthermore, the majority of the Company's concentration of its credit exposures are with customers, broker-dealers and other financial institutions located in the United States. The Company does not anticipate non-performance by customers or counterparties. If parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total carrying amount of the financial instruments.

The Credit Risk Team, an independent function of the Company, attempts to minimize credit risk from its various trading and brokerage activities by evaluating the financial condition of counterparties on an ongoing basis to ensure continued performance of its contractual obligations, implementing and managing credit limits to control the amount of credit exposure to counterparties, requesting additional collateral from counterparties to support credit exposures and utilizing any measures necessary to mitigate or reduce credit risk to the Company.

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments*

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

("ASC 326-20"). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

ASC 326-20 provides the practical expedient for certain financial assets that are secured by collateral maintenance. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the fair value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

The Company evaluated the guidelines of ASC 326-20 and determined its Receivables from customers and collateralized financing transactions meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary, pursuant to ASC 326-20. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the Company has a gain.

Collateralized financing transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized.

Operational Risk

Less direct than the exposure to market risk and credit risk, but of critical importance, are risks pertaining to operational and back-office processes. This is particularly the case in a rapidly changing environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Operational/settlement risk: the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions; failure to process corporate actions; delays in trade execution, clearance and/or settlement; errors in processing options exercise or contra exercise instructions; or the inability to process large volumes of transactions.

Technological risk: the risk of loss attributable to technological limitations; connectivity or market data issues; or hardware or software failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, with customers and in the markets where the Company participates, all without interruption. In addition, the Company must continue to implement technological changes that will result from regulatory and/or marketplace changes.

Legal/documentation risk: the risk of loss attributable to deficiencies in the documentation of transactions (such as master netting agreements), or errors that result in non-compliance with applicable legal and regulatory requirements.

Financial control risk: the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, transactions are executed in accordance with management's authorization, and financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

Cybersecurity Risk

The Company relies on technology and automation to perform many business functions. Cyber threats are a risk that the Company is exposed to as a result of its heavy reliance on technology. These threats could result in data loss or destruction, business interruption, financial loss and other risks. The Company has taken steps to mitigate the various cyber threats and keeps improving its security posture and reducing the risk level. The Company has dedicated resources for building and running risk mitigation plans on various parts of its business - infrastructure, software development, business operations etc. These include hardening of infrastructure, regular patching and upgrading of systems and code, scanning and closing down vulnerabilities, 24/7 security monitoring, third party due diligence and risk mitigation, product security programs, and more. The Company constantly reviews and assesses its security posture in order to address the ever-changing threat landscape. The review process includes both internal audits and tests and external validations such as audits, penetration tests and red-team exercises. Additionally, the Company maintains an incident response and readiness program that includes incident response and crisis management practices, exercises, and other measures to ensure efficient and rapid responses to potential security incidents.

Cybersecurity risk is managed under the direction of the Company's Chief Information Security Officer. The Company periodically reviews policies and procedures to ensure they are effective and accurate.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2024, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

The Company is also involved, from time to time, in reviews, examinations, and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, operations, reporting or other matters, which may result in judgments, settlements, fines, penalties, injunctions, enhanced oversight, remediation, or other relief.

10. Related Party Transactions

The Company may engage in transactions with related parties in the ordinary course of business.

The Company incurs expenses paid for by Holdings, on behalf of itself and its affiliates, under an intercompany expense sharing agreement which provides for the allocation of compensation, technology and administrative expenses related to shared and support services based on actual usage

At December 31, 2024, the Company had a payable of less than $0.1 million to Holdings which is included in Accounts payable and accrued liabilities, and a $0.2 million receivable from CS Management which is included in Other assets on the Consolidated Statement of Financial Condition.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC ("CS Tech USVI") for technology infrastructure and support. CS Tech USVI is under common control with the Company through Holdings. At December 31, 2024, there were no amounts payable or receivable between the Company and CS Tech USVI.

The Company has an intercompany promissory note with Holdings. Amounts payable under this agreement are repayable on demand. The Company pays interest to Holdings on the outstanding loan balance at a rate equal to the overnight bank funding rate.

The Company provides clearing and execution services to Clear Street Derivatives LLC ("CSD"), a security-based swap dealer under common control through Holdings At December 31, 2024, included in Receivables from broker-dealers and clearing organizations was a receivable $2,961.6 million from CSD, and included in Payables to broker-dealers and clearing organizations was a payable of $95.9 million to CSD.

In addition, the Company provides clearing and execution services to and receives various services from affiliates under common control and other related parties.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2024

At December 31, 2024, the Company had recorded on the Consolidated Statement of Financial Condition payables of $0.8 million in Payable to customers and less than $0.1 million in Accounts payable and accrued liabilities to affiliates under common control and other related parties. The Company recorded receivables of $49.1 million in Receivable from customers, $1.6 million in Receivable from broker-dealers and clearing organizations, and less than $0.1 million in Other assets from these related parties.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1.5 million or 2% of aggregate debit items as defined. The Company is also subject to the CFTC's minimum net capital rule under regulation 1.17, which requires it to maintain net capital equal to the greater of $1.0 million or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. The regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer.

At December 31, 2024, the Company had net capital of $551.6 million, which was $497.1 million in excess of its required net capital of $54.5 million.

12. Subsequent Events

The Company has evaluated its subsequent events disclosure through March 21, 2025, the date that the Company's Consolidated Statement of Financial Condition was issued and has determined that there have been no events that would have a material impact on this Consolidated Statement of Financial Condition as of December 31, 2024.